Filed by Switchback Energy Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Switchback Energy Acquisition Corporation

Commission File No.: 001-39004

Date: November 17, 2020

The below presentation will be used by ChargePoint, Inc. (the “Company”) in presentations to certain analysts and potential investors, including at analyst day presentations commencing on November 17, 2020, in connection with Switchback Energy Acquisition Corporation’s (“Switchback”) previously announced business combination with the Company and the related transactions (the “Proposed Transactions”).

© 2020 ChargePoint, Inc. Disclaimer FORWARD - LOOKING STATEMENTS All statements other than statements of historical facts contained in this presentation (this “Presentation”) are forward - looking statements. Forward - looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of ChargePoint, Inc.’s (“ChargePoint”) and Switchback Energy Acquisition Corporation’s (“Switchback”) management and are not predictions of actual performance. These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of ChargePoint and Switchback. These forward - looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of the projected financial information with respect to ChargePoint; the inability of the parties to successfully or timely consummate the potential business combination between ChargePoint and Switchback and related transactions (the “Proposed Business Combination”), including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Switchback or ChargePoint is not obtained; the failure to realize the anticipated benefits of the Proposed Business Combination; pending or potential litigation associated with the Proposed Business Combination; risks related to the rollout of ChargePoint’s business and the timing of expected business milestones; ChargePoint’s dependence on widespread acceptance and adoption of electric vehicles and increased installation of charging stations; ChargePoint’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, ChargePoint’s financial record keeping system, and ChargePoint’s accounting staffing levels; ChargePoint’s current dependence on sales of charging stations for most of its revenues; overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of electric vehicles or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; potential adverse effects on ChargePoint’s revenue and gross margins if customers increasingly claim clean energy credits and, as a result, they are no longer available to be claimed by ChargePoint; the effects of competition on ChargePoint’s future business; risks related to ChargePoint’s dependence on its intellectual property and the risk that ChargePoint’s technology could have undetected defects or errors; the amount of redemption requests made by Switchback’s public stockholders; the ability of Switchback or the combined company to issue equity or equity - linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future and those factors discussed in Switchback’s final prospectus dated July 25, 2019, Annual Report on Form 10 - K for the fiscal year ended December 31, 2019, any subsequently filed Quarterly Report on Form 10 - Q and the preliminary proxy statement/prospectus/consent solicitation statement included in the Registration Statement on Form S - 4 dated October 19, 2020, in each case, under the heading “Risk Factors,” and other documents of Switchback filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or Switchback’s or ChargePoint’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements. There may be additional risks that neither Switchback nor ChargePoint presently know or that Switchback and ChargePoint currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. In addition, forward - looking statements reflect Switchback’s and ChargePoint’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Switchback and ChargePoint anticipate that subsequent events and developments will cause Switchback’s and ChargePoint’s assessments to change. However, while Switchback and ChargePoint may elect to update these forward - looking statements at some point in the future, Switchback and ChargePoint specifically disclaim any obligation to do so. These forward - looking statements should not be relied upon as representing Switchback’s and ChargePoint’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward - looking statements. Neither ChargePoint, Switchback, nor any of their respective affiliates have any obligation to update this Presentation. USE OF PROJECTIONS This Presentation contains projected financial information with respect to ChargePoint. Such projected financial information constitutes forward - looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward - Looking Statements” paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not

© 2020 ChargePoint, Inc. 3 be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Switchback’s nor ChargePoint’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS In connection with the Proposed Business Combination, Switchback has filed a registration statement (which includes a preliminary proxy statement/prospectus of Switchback and consent solicitation statement for ChargePoint) and other relevant documents with the SEC. Stockholders and other interested persons are urged to read the proxy statement/prospectus/consent solicitation statement and any other relevant documents filed and to be filed with the SEC when they become available because they will contain important information about Switchback, ChargePoint and the Proposed Business Combination. Stockholders are able to obtain a free copy of the preliminary proxy statement/prospectus/consent solicitation statement, as well as other filings containing information about Switchback, ChargePoint and the Proposed Business Combination, without charge, at the SEC’s website located at www.sec.gov. PARTICIPANTS IN SOLICITATION Switchback, ChargePoint and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Switchback’s stockholders in respect of the Proposed Business Combination and the other matters set forth in the proxy statement/prospectus/consent solicitation statement. Information regarding Switchback’s directors and executive officers is available under the heading “Directors, Executive Officers and Corporate Governance” in its Annual Report on Form 10 - K for the year ended December 31, 2019 filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus/consent solicitation statement relating to the Proposed Business Combination. FINANCIAL INFORMATION; NON - GAAP FINANCIAL MEASURES Some of the financial information and data contained in this Presentation is unaudited and does not conform to Regulation S - X promulgated under the Securities Act of 1933, as amended. Accordingly, such information and data is not included in, may be adjusted in or may be presented differently in, the preliminary proxy statement/prospectus/consent solicitation statement or in the registration statement filed by Switchback with the SEC. Some of the financial information and data contained in this Presentation, such as EBIT, EBITDA and EBITDA Margin, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Switchback and ChargePoint believe these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to ChargePoint’s financial condition and results of operations. ChargePoint’s management uses these non - GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Switchback and ChargePoint believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing ChargePoint’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors. Management does not consider these non - GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non - GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in ChargePoint’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures. In order to compensate for these limitations, management presents non - GAAP financial measures in connection with GAAP results. INDUSTRY AND MARKET DATA Although all information and opinions expressed in this Presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, ChargePoint and Switchback have not independently verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of ChargePoint and Switchback, which are derived from their respective reviews of internal sources as well as the independent sources described above. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with ChargePoint and Switchback. Reference in this Presentation to any article, blog posting, research paper or similar document is not and should not be considered to be an endorsement of ChargePoint or its business. TRADEMARKS AND TRADE NAMES ChargePoint and Switchback own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with ChargePoint or Switchback, or an endorsement or sponsorship by or of ChargePoint or Switchback. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that ChargePoint or Switchback will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Disclaimer Cont’d

© 2020 ChargePoint, Inc. Analyst Meeting 17 November 2020

Agenda

Section	Time	Topic	Presenter
Company and Business Model	10:00 AM	ChargePoint Overview	Pasquale Romano, President & CEO
		Company Timeline	Rex Jackson, CFO
		Q&A	
	10:50	Break	
Go to Market and R&D	11:00	Commercial and Fleet Business	Michael Hughes, CRO Christopher Burghardt, MD, Europe
		Residential Business	Colleen Jansen, CMO
		Portfolio Introduction	Bill Loewenthal, SVP, Product (video)
		Q&A	
		Meet ChargePoint Engineering	Eric Sidle, SVP, Engineering (video)
		Meet ChargePoint Operations, Service & Support	Lawrence Lee, SVP, Operations & Services (video)
	12:05 PM	Break	
Financials	12:10	Financial Models and Q&A	Rex Jackson, CFO
		EV Charging Landscape	Pasquale Romano, President & CEO
		Final Q&A	

© 2020 ChargePoint, Inc.
5

© 2020 ChargePoint, Inc. Company Overview and Business Model Pasquale Romano President and CEO 6

© 2020 ChargePoint, Inc. 7 Passenger Fleet …and more. Move All People and Goods on Electric Power The Index for the Electrification of Mobility VISION INVESTMENT OPPORTUNITY

Growth Directly Proportional to EV Penetration



Passenger EV Sales
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
Commercial Ports
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
10% EVs
COVID-19 Impact
2011A
2012A
2013A
2014A
2015A
2016A
2017A
2018A
2019A
2020F
2021F
2022F
2023F
2024F
2025F
2026F
ChargePoint Annual NA Port Sales
Passenger EV Sales

Additional Tailwinds
+ Fossil fuel bans
+ Transit electrification dates
+ Incentive programs
+ All major auto OEM brands committed to electric
+ Further EV cost reductions with advances in battery technology

Source: Historical EV sales from InsideEVs and Baum. Future EV sales projections from BloombergNEF Electric Vehicle Outlook 2020 as of October 2020.

© 2020 ChargePoint, Inc.

8

© 2020 ChargePoint, Inc. The Trend The electrification of mobility is undisputed, with consumers and fleets adopting at record rates The Market Our addressable market is massive… every place vehicles park, in North America and Europe The Product We sell charging software, stations and services. Software attach = 100%. We do not monetize energy or driver utilization. The Business Model Selling to businesses makes for capital - light growth. We expect significant revenue and margin expansion ahead. Executive Summary 9 Site Host: Public Library chargepoint+

Investment Highlights

Massive Total Addressable Market

- EVs projected to be 9.9% of new vehicles sold in 2025 and 29.2% in 2030 in the U.S. and Europe (compared to 2.6% in 2019)[1]
- Cumulative EV charging infrastructure investment in U.S. and Europe projected to be ~$60B by 2030[2] and ~$192B by 2040[2]

Winning Business Model

- As EV penetration grows, we grow. Monetization not tied to energy or utilization.
- Vertically integrated, complete portfolio of networked solutions
- Platform technologies provide major advantages in fleet applications

Strong Competitive Moats

- Significant level of capital raised to date has powered differentiation (R&D and go to market engine)

American Electric Power, Daimler, CPP Investment Board, Quantum Energy Partners, Chevron, Siemens

- >4K customers; high switching costs
- Deep ecosystem integrations, open network with broad reach

Strong Capital-Light Growth

- Continued EV adoption across segments
- Minimal capex required to scale
- Recurring revenue streams provide strong financial visibility
- Company revenue grew 60% YOY in 2019 and projected at 60% CAGR from 2021 to 2026

[1] Source: BloombergNEF Electric Vehicle Outlook 2020 (Passenger Vehicles) as of October 2020
[2] Source: BloombergNEF Electric Vehicle Outlook 2020 as of October 2020

© 2020 ChargePoint, Inc.

10

Fueling Fundamentals

chargepoint+

At Home, At Work and Around Town



PREFERENCE
Large Battery EVs

LOCATION
Where Drivers Live, Work and Play

PARADIGM
Mostly Top Up While Parked

MONETIZATION
Businesses (Site Hosts) in Control (set price/free)

CHARGEPOINT REVENUE POTENTIAL OF ELECTRIFICATION =
Total Vehicles x EV % x Port Attach % x Market Share x ASP

CHARGEPOINT RECURRING REVENUE =
Installed Base x Annual Subscriptions

Site Host: Apartment Complex, 2 Ports of Charging Shown

© 2020 ChargePoint, Inc.

11

© 2020 ChargePoint, Inc. Charging Is Essential Businesses and fleets are investing in charging solutions ChargePoint Capital Is Focused on Winning Free of monetizing energy or drivers, our capital is focused on + Research & Development: Complete solutions, all use cases; investment keeps us steps ahead + Marketing & Sales Engine: Enables us to reach site hosts first + Policy: Ensures competition, innovation, choice Network Effects Are Significant A superior experience makes us preferred by site hosts and drivers + Hosts expand as adoption grows + Strong channel established + Drivers rely on us as the largest and highest quality network Business Model and Investment Level Set Us Apart Site Host: Fortune 10 Workplace

© 2020 ChargePoint, Inc. Commercial Business Fleet Business Residential Business One Portfolio Serves Many Geos and Segments North America + Proven model, de facto leader + Expected gross margin in the 40s North America and Europe + Largest contributor to growth + Stabilization of new products expected to yield improved gross margin + Excess commercial capacity available to fleet (off - hours charging) Europe + Large addressable market + Billings growth > North America as we capture share + Global product in 2021 expected to drive up margin + Leasing Company path to market North America + Scaling Multi Family and direct - to - consumer channels + Utilities expanding their residential programs + Common product powers Fleet and residential Europe + Leasing Company path to market includes home and work charging solutions One comprehensive portfolio deployed globally, with modest regional variations as needed [ ] + + Product Portfolio Leverage 13

© 2020 ChargePoint, Inc. Our Winning Formula = 14 + Recurring SaaS model, 100% attach to hardware + Revenue recognized ratably during contract periods + Minimums with annual renewal + Upfront payment for initial purchase + High land - and - expand pattern consistent with electric vehicle penetration + Long term expected life + Parts & labor warranty + Recurring model + Revenue recognized ratably during contract periods Services Hardware Software + +

© 2020 ChargePoint, Inc. Unparalleled Leadership Team + Seasoned leadership team with years of tech and category skills + 750+ employees including 40% technical staff + Diversified talent base with operations in US, NL, UK, DE, MX, CN 15 Pasquale Romano Christopher Burghardt Europe Lawrence Lee Operations & Services Michael Hughes Commercial & Revenue Rex Jackson Finance, HR, & IT Rex Jackson CFO Michael Hughes CRO Eric Sidle SVP, Engineering Chris Burghardt MD, Europe Lawrence Lee SVP, Operations & Services Bill Loewenthal SVP, Product Pasquale Romano President & CEO Colleen Jansen CMO Michael Linse Managing Director, Linse Capital Jeffrey Harris Venture Partner, Quantum Energy Partners Axel Harries Head of CASE/EVA, Daimler AG Bruce Chizen Former CEO, Adobe Senior Advisor, Permira Funds Mark Leschly Managing Partner, Rho Capital Partners, Rho Ventures Roxanne Bowman Operating Executive, NMS Capital Richard Lowenthal Co - Founder, ChargePoint Pasquale Romano President and CEO, ChargePoint Neil Suslak Managing Partner, Braemar Energy Ventures Rick Wagoner Former Chairman and CEO, General Motors Board of Directors

© 2020 ChargePoint, Inc. Corporate Timeline, Lines of Business Rex Jackson CFO 16

© 2020 ChargePoint, Inc. Positioned to Continue to Scale 17 2007 – 2012 1.9K Ports (116K EVs) Commercial 36K Ports (1.2M EVs) Commercial Fleet Residential 2013 – 2016 114K Ports (3.4M EVs) Commercial Fleet - Delivery & Logistics - Shared Mobility Residential 2017 – 2020 1 + Accelerate new products + Invest incrementally in Marketing & Sales + Fund more CPaaS (Commercial and Fleet) + Expand European footprint + Enable strategic acquisitions Forward Corporate Timeline 1 EV Source: European Alternative Fuels Observatory, North America and Europe. Ports and EVs sold through Dec 2019. 17

© 2020 ChargePoint, Inc. 3 Lines of Business in North America and Europe 18 + Workplace & Commercial Properties + Education + Fueling & Convenience + Healthcare + Hospitality & Retail + Parking + Single Family + Multi Family + Delivery & Logistics + Sales Service & Motorpool + Shared Mobility Commercial Fleet Residential

© 2020 ChargePoint, Inc. Company & Business Model: Q&A Pasquale Romano, President and CEO Rex Jackson, CFO 19

© 2020 ChargePoint, Inc. 10 - Minute Break 20

© 2020 ChargePoint, Inc. Video: We’re Making Electric Easy 21

© 2020 ChargePoint, Inc. Go to Market: Commercial and Fleet Businesses Michael Hughes, Chief Revenue Officer Christopher Burghardt, Managing Director, Europe 22

© 2020 ChargePoint, Inc. Commercial Business Go to Market 23 Digital Awareness and Demand Creation Research Papers Blog Posts Webinars Media Coverage Channel Partners …and 100s more chargepoin+

Commercial Site Hosts Buy to Reach Business Goals

- Reduce expenses
- Generate direct and indirect income
- Attract employees, tenants, customers and visitors
- Achieve ESG objectives



Serving Personal Vehicles

Workplace & Commercial Properties

3M, AAA, Adobe, Consumer Reports, DAIMLER, DELL, Fidelity, Facebook, GM, Genentech, LinkedIn, mastercard, MERCK, Microsoft, NASA, NETFLIX, PIXAR, Rolls Royce, salesforce, SAP

Education

Columbia University, The George Washington University, Harvard, Rutgers, Stanford, UC San Diego

Fueling & Convenience

7-Eleven, applegreen, Chevron, G&M, INSTAVOLT, Kum & Go, MAVERIK, Wawa

Healthcare

Allergan, AstraZeneca, John Muir Health, Saint Joseph Mercy, Sutter Health Alta Bates Summit Medical Center, Swedish, UCI, UCSF

Hospitality & Retail

Best Western, Disney, Holiday Inn, Hyatt Regency, Kohl's, Marriott Bonvoy, The Ritz-Carlton, Safeway, Sheraton, South Coast Plaza, Stop & Shop, Target, Walgreens, Westfield, Whole Foods

Parking

ABM, ACE, Park Fast, InterPark, Norwalk, Park 'N Bark, 717 Seven One Seven, Sylvan Parking

Select commercial customers

Additional stories can be found on ChargePoint's website (which is not incorporated into this presentation)

© 2020 ChargePoint, Inc.

24

© 2020 ChargePoint, Inc. LinkedIn Connects Sustainability With EV Charging 25 Customer Video Story

© 2020 ChargePoint, Inc. Why Customers Choose ChargePoint 26 Integrated with Ecosystem Platforms for a Convenient, Seamless Experience Delivered in One Network for Drivers… Reliable hardware, software and support designed to work together Separately Owned and Operated Places to Charge… Apple, Google, Amazon, fleet platforms and more

-chargepoin+.

Winning North America, Expanding in Europe

Market Share
Networked L2 Charging*


73%
7X
Closest Competitor
10%
8%
4%
3%
2%
ChargePoint
Blink
Shell
SemaConnect
EV Connect
Volta





#1 Brand in North America, A Blueprint for Growth

+ De facto North America leadership in all-purpose AC charging
  - Operating across all verticals
  - Integrated into where people live, work, play
+ Operating in 16 European markets
  - Partnerships with energy retailers and leasing solution providers
  - 133,868 ports accessible via roaming integrations

*Refers to connected charging of certain specifications (208–240 Volt, 40 Amp circuit. 6.2 – 7.6 kW), 4-5 hours to charge a 100mi range battery, typically serving 3+ drivers per day
Source: AFDC (North America). Excludes single-family residential charging ports.

© 2020 ChargePoint, Inc.

27

© 2020 ChargePoint, Inc. Go to Market Considerations in Europe 28 Leasing Companies + Automotive employee benefits (workplace) + Provide corporate and fleet vehicles Electricity Retailers + Liberalized markets + Municipal players Roaming Partners Unifying and simplifying the experience for businesses and drivers Select Go - to - Market Partners

Customer Story

Gewobag

+ State-owned housing construction company (one of the largest real estate companies in Germany) with nearly 12,000 parking spaces
+ Generates over 10,000 megawatt hours of solar energy per year
+ ChargePoint solution: AC charging stations with cloud-based station management
+ Key advantages include load management, access control, pricing policies, and scalability

Gewobag
Die ganze Vielfalt Berlins.


chargepoint
Quartier Strom

"We feel we are well advised with good availability and flexibility—also in terms of price-performance ratio. We looked at other providers, but the features and the amortization of the ChargePoint charging solution suited our needs best."

– Mr. Mitzinger, Managing Director of Gewobag ED

© 2020 ChargePoint, Inc.
29

© 2020 ChargePoint, Inc. Fleet Business Go to Market 30 Digital Awareness and Demand Creation White Papers Blog Posts Webinars Media Coverage Purchasing Contracts

Fleets Invest to Reach Business Goals

- Manage operating costs (fueling and maintenance)
- Meet government mandates and regulations
- Minimize risk and future-proof operations
- Achieve sustainability goals



Operating Work Vehicles

Delivery & Logistics

Sales Service & Motorpool

Shared Mobility

Select fleet customers

Additional stories can be found on ChargePoint's website (which is not incorporated into this presentation)

© 2020 ChargePoint, Inc.

31

Customer Story

Alameda County

- Need: Fuel and manage electric county fleet vehicles and measure progress toward published climate goals
- Solution: 126 networked ports with Power Management and automated sustainability reporting
  - Software tools to manage charging needs across fleet drivers, county employees and visitors
  - Power Management to increase charging capacity without infrastructure upgrades
  - Real-time data informs parameters to ensure that electrical demand doesn't exceed capacity (avoiding demand charges)
- Results: Avoided 464 MT greenhouse gas (GHG) emissions
  - 44% YoY session growth, 2018 - 2019
  - 35-54%* savings compared to gas vehicles

"Having internet-connected charging stations has been instrumental for us to track energy consumption and utilization for grant compliance and internal fleet metrics."



Phillip Kobernick
Logistics Services, Alameda County



*As reported by Alameda County

© 2020 ChargePoint, Inc.

32

© 2020 ChargePoint, Inc. Go to Market: Residential Business and EV Drivers Colleen Jansen Chief Marketing Officer 33

© 2020 ChargePoint, Inc. Most Charging Happens At Work and At Home 34 Workplace Multi Family Residential Single Family Residential

© 2020 ChargePoint, Inc. Single - Family Residential Charging + Charges every EV on the market + App - controlled − Flexible amperage: 16, 24, 32, 40, 48 or 50 amps − Track all your charging in one place − Same app helps you find places to charge away from home, reminds you to plug in − Integrates with utility plans + Sold with lifetime subscription, 3 - year warranty and 24/7 support 35 ChargePoint ® Home Flex Connected Home Charger Drivers Love Convenience, Savings, Control + “Fill up” in your own garage + Schedule charging for when energy is cheapest + See all charging activity, at home and away from home + Integrates with home assistants + Tracks sustainability contributions

© 2020 ChargePoint, Inc. Residential Business Go to Market 36 E - commerce Platforms HOLY CROSS ENERGY Utility Programs Auto OEM Partnerships

© 2020 ChargePoint, Inc. Driver Spread Effects 37 “Alexa, ask ChargePoint if my car is plugged in.” Apple Wallet Android NFC Apple Maps Google Maps Home Assistants Wearables Apple CarPlay Android Auto … and Every Place They Need Charging At home, at work, around town, and on the road

© 2020 ChargePoint, Inc. Go to Market: Portfolio Walkthrough (Video) Bill Loewenthal Senior Vice President, Product 38

© 2020 ChargePoint, Inc. Go to Market: Q&A Michael Hughes, CRO Christopher Burghardt, MD Europe Colleen Jansen, CMO Bill Loewenthal, SVP, Product 39

© 2020 ChargePoint, Inc. Engineering & Operations (Video) Eric Sidle, SVP, Engineering Lawrence Lee, SVP, Operations and Services 40

© 2020 ChargePoint, Inc. 10 - Minute Break 41

© 2020 ChargePoint, Inc. How Smart EV Charging Helps UCSD Exceed Expectations 42 Customer Video Story

© 2020 ChargePoint, Inc. Financials Rex Jackson CFO 43

Growth Directly Proportional to EV Penetration



Passenger EV Sales
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
Commercial Ports
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
10% EVs
COVID-19 Impact
2011A
2012A
2013A
2014A
2015A
2016A
2017A
2018A
2019A
2020F
2021F
2022F
2023F
2024F
2025F
2026F
ChargePoint Annual NA Port Sales
Passenger EV Sales

Additional Tailwinds
+ Fossil fuel bans
+ Transit electrification dates
+ Incentive programs
+ All major auto OEM brands committed to electric
+ Further EV cost reductions with advances in battery technology

Source: Historical EV sales from InsideEVs and Baum. Future EV sales projections from BloombergNEF Electric Vehicle Outlook 2020 as of October 2020.

© 2020 ChargePoint, Inc.

44

Revenue Ratio


chargepoint
ASSURE
SERVICE

Illustrative Unit Economics: CT4000 Dual-Port Station with Software and Assure


~1:1 Upfront and Recurring Revenue
13%
36%
51%
Recurring
Upfront
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Total Revenue
Hardware Revenue
Software Revenue
Assure Revenue

Source: Management data. Actual station lifetime can vary.

© 2020 ChargePoint, Inc.

45

© 2020 ChargePoint, Inc. Source: Management Data. Cumulative spend expansion rates calculated by dividing cumulative billings (FY2017 – FY2020) by FY2017 billings. 5.7X Cumulative Spend $1,548 $1,779 $2,276 $3,149 FY2017 FY2018 FY2019 FY2020 $234 $1,252 $1,579 $3,429 FY2017 FY2018 FY2019 FY2020 $33 $146 $108 $506 FY2017 FY2018 FY2019 FY2020 Fortune 50 Company Annual Spend $1,548 Year 1 $1.5M $1.8M $2.3M $3.1M $1.3M $1.6M $3.4M $146K $108K $506K $0.2M $33K Fortune 50 Company Annual Spend Fortune 500 Company Annual Spend Year 2 Year 3 Year 4 27.8X Cumulative Spend 24.1X Cumulative Spend Proven Account Expansion Lifetime Value 46 Quarter 1 Quarter 12 14.0X Cumulative Spend Top 25 Customers Customer expansion reflects ongoing software and warranty subscriptions as well as increased hardware purchases as EV penetration grows chargepoint

Scaling With EV Penetration


ChargePoint Ports Shipped (Annual)
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
--
COVID-19 Impact
17,640
24,384
32,136
31,623
50,724
80,046
140,087
209,298
286,941
425,060
2017A
2018A
2019A
2020F
2021F
2022F
2023F
2024F
2025F
2026F


ChargePoint Revenue
$M
$2,500
$2,000
$1,500
$1,000
$500
--
COVID-19 Impact
$62
$92
$145
$135
$198
$346
$602
$984
$1,427
$2,069
2017A
2018A
2019A
2020F
2021F
2022F
2023F
2024F
2025F
2026F

Notes
- Port counts include Multi Family home charging (part of Commercial business) ports but exclude single family home charging ports
- ChargePoint FY runs 2/1-1/31. CY reflected for simplicity; financials do not reflect CY adjustments.

© 2020 ChargePoint, Inc.

47

Revenue Diversity


$M
By Vertical
$2,000
$1,600
$1,200
$800
$400
-
$135
$198
$346
$602
$984
$1,427
$2,069
2020F
2021F
2022F
2023F
2024F
2025F
2026F
NA Commercial
EU Commercial
Global Fleet & Other


By Type
$2,000
$1,600
$1,200
$800
$400
-
$135
$198
$346
$602
$984
$1,427
$2,069
2020F
2021F
2022F
2023F
2024F
2025F
2026F
Networked Charging Stations
Subscriptions & Support
Other Services


By Geography
$2,000
$1,600
$1,200
$800
$400
-
$135
$198
$346
$602
$984
$1,427
$2,069
2020F
2021F
2022F
2023F
2024F
2025F
2026F
North America
Europe

Note: ChargePoint FY runs 2/1-1/31. CY reflected for simplicity; financials do not reflect CY adjustments.

© 2020 ChargePoint, Inc.

48

Gross Margin Improves as Product Releases Stabilize and Software Revenue Grows



45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
37%
21%
12%
Actuals
H1 '20: 25%
24%
31%
36%
37%
41%
41%
42%
2017A
2018A
2019A
2020F
2021F
2022F
2023F
2024F
2025F
2026F

Notes
+ Historical numbers are based on GAAP. Forecast does not include stock-based compensation.
+ ChargePoint FY runs 2/1-1/31. CY reflected for simplicity; financials do not reflect CY adjustments.

© 2020 ChargePoint, Inc.

49

-chargepoin+.

Substantial OpEx Leverage Acceleration



Operating Expenses
$M
$600
$500
$400
$300
$200
$100
--
156%
136%
104%
104%
97%
65%
44%
33%
29%
26%
$97
$125
$150
$154
$140
$192
$226
$268
$321
$417
$542
2017A
2018A
2019A
2020F
2021F
2022F
2023F
2024F
2025F
2026F
Temporary COVID Cost Reductions*
OpEx Incl. Cost Reductions
OpEx Excl. Cost Reductions

Notes
+ *Temporary COVID cost reductions include salary cuts and bonus elimination.
+ Historical numbers are based on GAAP. Forecast does not include stock-based compensation.
+ ChargePoint FY runs 2/1-1/31. CY reflected for simplicity; financials do not reflect CY adjustments.
+ 2020F OpEx as a % of Revenue of 104% is based on $140M OpEx Incl. Cost Reductions.

© 2020 ChargePoint, Inc.

50

© 2020 ChargePoint, Inc. Fiscal Year FY21 FY22 FY23 FY24 FY25 FY26 FY27 Approximate Calendar Year 2020 2021 2022 2023 2024 2025 2026 Revenue $135 $198 $346 $602 $984 $1,427 $2,069 YoY Growth 46% 75% 74% 63% 45% 45% Gross Profit $33 $62 $124 $225 $400 $591 $878 Gross Margin % 24% 31% 36% 37% 41% 41% 42% Total Operating Expenses $150 $192 $226 $268 $321 $417 $542 Adjusted EBITDA $(107) $(121) $(93) $(36) $86 $178 $340 Adjusted EBITDA Margin % NM NM NM NM 9% 12% 16% 51 Long - term Financial Summary Contemplated transaction expected to fully fund business model through cash flow positive ~60% revenue CAGR between 2021 and 2026 Strong Growth and Long - term Profitability Note: Dollars in millions

© 2020 ChargePoint, Inc. Financial Q&A 52

© 2020 ChargePoint, Inc. Perspective on the EV Charging Landscape Pasquale Romano President and CEO 53

© 2020 ChargePoint, Inc. Our View of the Charging Landscape 54 Solution Providers Fast Charge Brands Hardware Companies Evaluating Solution Providers Do they… + Own assets, sell power, or rely on utilization? + Monetize businesses or drivers? + Have a driver - facing brand? + Have capital to develop their own technology solutions? + Service multiple market segments? + Have network effects built in? + Operate across geographies? + Put the station owner in control of driver engagement?

© 2020 ChargePoint, Inc. Q&A Pasquale Romano and Team 55

© 2020 ChargePoint, Inc. Closing Remarks Pasquale Romano President and CEO 56

© 2020 ChargePoint, Inc. Index for the Electrification of Mobility Early Market Attractive Model, Recurring Revenue, Margin Expansion Continued Capital - light Growth Ahead 57

© 2020 ChargePoint, Inc. Thank You Investor Relations Contacts + Financial Profiles ( chargepoint@finprofiles.com ) + ChargePoint ( investors@chargepoint.com ) 58

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the Proposed Transactions, Switchback has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus of Switchback and consent solicitation statement of the Company. Switchback also plans to file other documents with the SEC regarding the Proposed Transactions. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus/consent solicitation statement will be mailed to the shareholders of Switchback and the Company. SHAREHOLDERS OF SWITCHBACK AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Shareholders are able to obtain free copies of the proxy statement/prospectus/consent solicitation statement and other documents containing important information about Switchback and the Company, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Switchback and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Switchback in connection with the Proposed Transactions. The Company and its officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Switchback is set forth in Switchback’s Annual Report on Form 10-K which was filed with the SEC on March 30, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus/consent solicitation statement and will be contained in amendments thereto and other relevant materials filed and to be filed with the SEC when they become available.

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Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained herein are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of the Company and Switchback’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of, fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of the Company and Switchback. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of the projected financial information with respect to the Company; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Switchback or the Company is not obtained; the failure to realize the anticipated benefits of the Proposed Transactions; risks related to the rollout of the Company’s business and the timing of expected business milestones; the Company’s dependence on widespread acceptance and adoption of electric vehicles and increased installation of charging stations; the Company’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and the Company’s accounting staffing levels; the Company’s current dependence on sales of charging stations for most of its revenues; overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of electric vehicles or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; potential adverse effects on the Company’s revenue and gross margins if customers increasingly claim clean energy credits and, as a result, they are no longer available to be claimed by the Company; the effects of competition on the Company’s future business; risks related to the Company’s dependence on its intellectual property and the risk that the Company’s technology could have undetected defects or errors; the amount of redemption requests made by Switchback’s public stockholders; the ability of Switchback or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Transactions or in the future and those factors discussed in Switchback’s final prospectus dated July 25, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and any subsequently filed Quarterly Report on Form 10-Q and the preliminary proxy statement/prospectus/consent solicitation statement included in the Registration Statement on Form S-4 dated October 19, 2020, in each case, under the heading “Risk Factors,” and other documents of Switchback filed, or to be filed, with the SEC. If any of these risks materialize or Switchback’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Switchback nor the Company presently know or that Switchback and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Switchback’s and the Company’s expectations, plans or forecasts of future events and views as of the date hereof. Switchback and the Company anticipate that subsequent events and developments will cause Switchback’s and the Company’s assessments to change. However, while Switchback and the Company may elect to update these forward-looking statements at some point in the future, Switchback and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Switchback’s and the Company’s assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements. Additional information concerning these and other factors that may impact Switchback’s expectations and projections can be found in Switchback’s periodic filings with the SEC, including Switchback’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and any subsequently filed Quarterly Report on Form 10-Q, and the preliminary proxy statement/prospectus/consent solicitation statement included in the Registration Statement on Form S-4 dated October 19, 2020. Switchback’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

3